Mail Stop 3561

February 14, 2008

Mr. John H. Marmaduke
President and Chief Executive Officer
Hastings Entertainment, Inc.
3601 Plains Boulevard
Amarillo, Texas 79102

        RE: **Hastings Entertainment, Inc.**
                     Form 10-K for Fiscal Year Ended January 31, 2007
                     Filed April 20, 2007
                     File No. 0-24381

Dear Mr. Marmaduke:

       We have reviewed your response letter dated February 6, 2008 and have the
following comment. Please provide a written response to our comment. Please be as
detailed as necessary in your explanation. We may ask you to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

Form 10-K for Fiscal Year Ended January 31, 2007

Note 1. Operations and Summary or Significant Accounting Policies, page 36

1.   We reviewed your response to comment three in our letter dated January 28, 2008
       and note your point that the balance in your contra-deferred revenue account is
       immaterial as of the most recent balance sheet date. However, based on your
       disclosures on page 3 under Used and Budget-Priced Products, we assume trade-
       in transactions with customers are a material and growing part of your business.
       Thus, as previously requested, please disclose how you account for transactions
       where customers trade-in used merchandise in exchange for store credit or cash.
             Additionally, please tell us in detail the basis in GAAP for your
       accounting for the trade-in transactions. Please address whether you consider the
       used merchandise inventory and/or the store credit to be recorded at fair value,
       and if not, why this is appropriate. Also tell us your consideration of whether you
       incur a loss or other expense in connection with the trade-in transaction to the
       extent you give the customer store credit worth more than the cash offer for the

used merchandise. Tell us your basis for deferring any such loss or expense until the store credit is redeemed. Finally, please tell us about any alternative accounting treatments you considered for the trade-in transactions and why those alternatives were rejected.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief